UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2019

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (333-226288) and Form S-8 (333-228465) and (333-230244).

ABILITY INC.

On March 17, 2019, the Israeli Ministry of Defense (the "MOD") informed Ability, Inc. (the “Company”) that it has ordered the suspension of the licenses granted to its Israeli subsidiary, Ability Security Systems Ltd. under the Israeli Defense Export Control Law, 2007.

In addition, on March 20, 2019 the MOD decided to suspend the licenses which were granted to Ability Security Systems Ltd and to Ability Computer & Software Industries Ltd (another Israeli subsidiary of the Company) under the Order for the Supervision of Goods and Services (Engagement in Encryption Items), 1974.

The abovementioned decisions arose in the course of an investigation which is ongoing, the details of which are subject to a gag order. On March 26, 2019, the MOD made public the existence of the investigation and the suspensions.

The Company is reviewing the decisions of the MOD and has limited information about the reasons for the MOD decisions and the investigation.

Based upon the limited information available to the Company at present, the Company believes that the decisions of the MOD will have a limited impact on future orders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: March 27, 2019	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

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